SCHEDULE 13D/A

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/19/06


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,173,650

8. SHARED VOTING POWER


9. SOLE DISPOSITIVE POWER

1,173,650
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,173,650

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

14.87%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

The following constitutes Amendment No. 2 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on August 17, 2006. This Amendment No.2 amends and supersedes that
Schedule 13D as specifically set forth.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
On Tuesday, September 26th, Andrew Dakos met with the management of WOC and discussed ways to maximize shareholder value in general.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the quarterly report filed on 8/11/2006 there were 7,892,544 shares outstanding as of 7/24/2006. The percentage set forth in this item (5a) was derived using such number.

Mr. Goldstein and Mr. Dakos are deemed to be the beneficial owners of 1,173,650 shares of WOC or 14.87% of the outstanding shares.

b. Power to dispose of securities resides solely with Mr.
Goldstein and Mr. Dakos for 1,173,650 shares. Power to vote securities resides solely with Mr. Goldstein and Mr. Dakos for 1,173,650 shares.

c. During the last sixty days the following shares of common stock were purchased unless previously reported (there were no sales):

Date		Shares 	Price
9/13/2006	1,500	4.482
9/13/2006	2,400	4.482
9/13/2006	2,400	4.482
9/13/2006	2,300	4.482
9/13/2006	2,100	4.482
9/14/2006	2,400	4.482
9/19/2006	104,000	4.6
9/19/2006	30,000	4.6
9/19/2006	26,000	4.6
9/19/2006	30,000	4.6
9/19/2006	110,000	4.6
9/20/2006	15,000	4.6
9/20/2006	4,500	4.6
9/20/2006	4,500	4.6
9/20/2006	26,000	4.6
9/21/2006	70,000	4.6
9/21/2006	25,000	4.6
9/21/2006	25,000	4.6
9/21/2006	25,000	4.6
9/21/2006	85,000	4.6



d. Beneficiaries of accounts managed by Mr. Goldstein and Mr. Dakos are entitled to receive any dividends or sales proceeds.

e. NA


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/28/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos